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                            July 5, 2023

       Leo Lu
       Chief Executive Officer
       Bitfufu Inc.
       111 North Bridge Road, #15-01
       Peninsula Plaza, Singapore 179098

                                                        Re: Bitfufu Inc.
                                                            Amendment No. 10 to
Draft Registration Statement on Form F-4
                                                            Submitted June 16,
2023
                                                            CIK No. 0001921158

       Dear Leo Lu:

              We have reviewed your amended draft registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Notes to Consolidated Financial Statements
       Note 2 - Summary of Significant Accounting Policies
       Revenue recognition
       Cloud mining solutions , page F-57

   1. We note your response to prior comment 2 in your May 16, 2023 response letter where you reference monthly
purchase orders and the cooperation agreement (   agreement   ).
                                                        Please address the
following to clarify our understanding of how the purchase orders and the agreement operate:
                                                            Explain whether the
first purchase order was completed at the inception of the
                                                             cooperation
agreement. If not, indicate when the first purchase order was completed.
                                                            Clarify whether the
purchase order refers back to the provisions of the agreement.
                                                            Tell us whether
there is always a new purchase order each month. Clarify whether
 Leo Lu
Bitfufu Inc.
July 5, 2023
Page 2
           you would have to execute a new purchase order each month if there are no changes to the number of servers required.
2. We note your response to prior comment 2 in your May 16, 2023 response letter states
      that that    the supplier may change or substitute the miners on a
monthly basis based on its
      own business plan.    Please expand upon this statement. Describe the
circumstances, aside
      from replacing old miners with new miners, where the supplier would substitute the miners. Indicate how often miners are substituted by your supplier. Confirm when a substitution would occur in the cycle (e.g., end of the month, mid-month, etc.).
3. We note your response to prior comment 5 in your March 31, 2023 response letter and the
      cooperation agreement refer to a    list of servers to be rented    that
shall be submitted to
      you. Please describe when you receive the first list. Explain how often you receive a new list and describe what information is provided to you on the list.
4. Please clarify the rental price terms of Section 1.5 of the cooperation agreement. That is, indicate whether rental price changes every month and, if its possible, there is no price change each month. Describe how large of a rental price change can occur. Based on your experience, please provide a range for the price change. Please confirm whether you concluded that payments associated with leases are fixed or variable or a combination of both.

5. We note in your response to prior comment 5 in your March 31, 2023 letter you state you
      have    entered into a long-term hosting service framework agreement with
Bitmain and
      entrusts Bitmain to host its self-owned and leased mining equipment thereafter, at hosting
      facilities sourced by Bitmain   . Please provide an accounting analysis
that addresses
      whether this hosting services qualifies as a lease or contains an embedded lease. Please ensure that you consider rack space, (e.g., a space on a shelf in a climate-controlled environment that has a plug to access electricity), as well as your accounting for executory services like electricity, hardware maintenance, and network connectivity.
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.



                                                            Sincerely,
FirstName LastNameLeo Lu
                                                            Division of
Corporation Finance
Comapany NameBitfufu Inc.
                                                            Office of
Technology
July 5, 2023 Page 2
cc:       Andrei Sirabionian
FirstName LastName